UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number: 001-32000

JED Oil Inc. (Translation of registrant's name into English)

1601 15th Avenue Didsbury, Alberta T0M 0W0 Canada (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Issuer is filing material documents not previously filed.

TABLE OF CONTENTS

On August 14, 2008 the Issuer filed its unaudited consolidated financial statements for the period ended June 30, 2008 and Management’s Discussion and Analysis for the period ended June 30, 2008, together with the Certifications of the Issuer’s CEO and CFO, with the Alberta Securities Commission, British Columbia Securities Commission, Saskatchewan Securities Commission and New Brunswick Securities Commission. The documents attached as Exhibit 99.1 , Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4 to this Form 6-K shall be incorporated by reference into the Registration Statements under the Securities Act of 1933 on Form S-8 Registration Statement (No. 333-121146) and the Registration Statement on Form F-3 (No. 333-128711).
Exhibit	Description
99.1 99.2 99.3 99.4

Unaudited consolidated financial statements for the period ended June 30, 2008

Management’s Discussion and Analysis for the period ended June 30, 2008

Form 52-109F2 - Certification of Interim Filings - CEO

Form 52-109F2 - Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2008

JED Oil Inc.
(Registrant)
By:

(signed) “Marcia L. Johnston”
Marcia L. Johnston, q.c.
Vice-President Legal & Corporate Affairs

EXHIBIT INDEX

Exhibit	Description
99.1 99.2 99.3 99.4

Unaudited consolidated financial statements for the period ended June 30, 2008

Management’s Discussion and Analysis for the period ended June 30, 2008

Form 52-109F2 - Certification of Interim Filings - CEO

Form 52-109F2 - Certification of Interim Filings - CFO